SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

IDEATION ACQUISITION CORP.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

 (Title of Class of Securities)

451665103

 (CUSIP Number)

Kenneth J. Abdalla
15332 Antioch Street #528
Pacific Palisades, CA 90272

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.      ☐

Note:  schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 6 Pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 451665103

1	NAME OF REPORTING PERSON MALIBU PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 371,500 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 304,200 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 371,500 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 304,200 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 451665103

1	NAME OF REPORTING PERSON KENNETH J. ABDALLA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 675,700 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 0 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 675,700 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 0 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 451665103

1	NAME OF REPORTING PERSON BROAD BEACH PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 304,200 SHARES OF COMMON STOCK
	8	SHARED VOTING POWER 371,500 SHARES OF COMMON STOCK
	9	SOLE DISPOSITIVE POWER 304,200 SHARES OF COMMON STOCK
	10	SHARED DISPOSITIVE POWER 371,500 SHARES
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 675,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON* OO (Limited Liability Company)

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Ideation Acquisition Corp. (the “Issuer”).  The address of the principal executive office of the Issuer is 307 East 87th Street, New York, NY, 10028.  The 675,700 shares of Common Stock that is the subject of this Schedule 13D are owned directly by Malibu Partners LLC and Broad Beach Partners LLC. Malibu Partners LLC directly owns 371,500 shares and Broad Beach Partners LLC directly owns 304,200 shares.  Kenneth J. Abdalla is the managing member of Malibu Partners LLC and has voting and dispositive power with respect to all the shares.

Item 2.	Identity and Background

(a)	This Statement is filed on behalf of:

(1)	Malibu Partners LLC;

(2)	Broad Beach Partners LLC; and

(3)	Kenneth J. Abdalla;

(b)	The address of the above persons is:

15332 Antioch Street #528
Pacific Palisades, CA 90272

(c)	The principal occupation and business of Mr. Abdalla; Malibu Partners LLC and Broad Beach Partners LLC is investing in securities.

(d)	Mr. Abdalla, Malibu Partners LLC and Broad Bach Partners LLC have not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors).

(e)
Mr. Abdalla; Malibu Partners LLC and Broad Beach Partners LLC have not, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Abdalla is an American citizen. Malibu Partners LLC and Broad Beach Partners LLC are each a limited liability company organized in the state of California.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Abdalla; Malibu Partners LLC and Broad Beach Partners LLC used their personal funds to purchase the securities.

Item 4.	Purpose of Transaction

Mr. Abdalla; Malibu Partners LLC and Broad Beach Partners LLC acquired the shares for personal investment purposes.  Mr. Abdalla; Malibu Partners LLC and Broad Beach Partners LLC may acquire additional shares of Ideation Acquisition Corp. to the extent he believes such acquisition(s) are in line with his investment goal.

Item 5.	Interest in Securities of the Issuer

(a), (b) Mr. Abdalla; Malibu Partners LLC and Broad Beach Partners LLC are the beneficial owners of 675,700 shares of common stock in Ideation Acquisition Corp., representing approximately 5.4% of outstanding shares.  Mr. Abdalla has voting and dispositive power with respect to all 675,700 shares.

(c) During the past 60 days, Mr. Abdalla; Malibu Partners LLC and Broad Beach Partners LLC effected transactions in the shares of common stock of Ideation Acquisition Corp. as set forth below.  All such transactions were made on the NYSE Amex.

Date	Quantity	Price	Transaction

March 16, 2009	250,000	$7.52	Purchase
March 18, 2009	121,500	$7.51	Purchase
April 30, 2009	110,000	$7.69	Purchase
May 6, 2009	194,200	$7.70	Purchase

(d) N/A

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 14th day of May, 2009.

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla, individually

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 14th day of May, 2009.

MALIBU PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 14th day of May, 2009.

BROAD BEACH PARTNERS LLC

By:	/s/ Kenneth J. Abdalla
Name: Kenneth J. Abdalla
Title: Managing Member